

October 26, 2011

<u>Via E-mail</u>
Charles B. Morgan
Chief Executive Officer
OP-TECH Environmental Services, Inc.
One Adler Drive
East Syracuse, NY 13057

> **Re:** **OP-TECH Environmental Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 5, 2011**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 000-19761**

Dear Mr. Morgan:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief